Exhibit 99.11

PRESS RELEASE

TotalEnergies and Vanguard Renewables, a Portfolio Company
of BlackRock’s Diversified Infrastructure Business, Join
Forces to Develop Renewable Natural Gas in the United States

Paris/Boston, April 24, 2024 – TotalEnergies, a global integrated energy company, and Vanguard Renewables, a U.S. leader in farm-based organics-to-renewable natural gas production and a portfolio company of a fund managed by BlackRock’s Diversified Infrastructure business, have signed an agreement to create an equally owned joint venture to develop, build, and operate Farm Powered® renewable natural gas (RNG) projects in the United States. The signing took place in New York on April 12th 2024 in the presence of Patrick Pouyanné, Chairman and CEO of TotalEnergies and Larry Fink, Chairman and CEO of BlackRock.

TotalEnergies and Vanguard Renewables will advance 10 RNG projects into construction over the next 12 months, with a total annual RNG capacity of 0.8 TWh (2.5 Bcf). The three initial projects in this agreement are currently under construction in Wisconsin and Virginia, each with a unit capacity of nearly 75 GWh (0.25 Bcf) of RNG per year.

Beyond these first 10 projects, the partners will consider investing together in a potential pipeline of about 60 projects across the country for a total capacity of 5 TWh (15 Bcf) per year.

"TotalEnergies is pleased to partner with BlackRock and its portfolio company Vanguard Renewables, to accelerate the development of food biowaste processing into renewable natural gas in the United States. By expanding into this fast-growing market, our joint venture will create value for both companies while benefiting the food and farming sectors as well as providing a ready-to-use solution to industrial companies willing to decarbonize their energy supply. This joint venture is a new step for TotalEnergies in achieving its objective to produce 10 TWh of renewable natural gas by 2030,” said Olivier Guerrini, Vice President, Biogas at TotalEnergies.

Vanguard Renewables, a key RNG player in the United States

Headquartered near Boston, Massachusetts, Vanguard Renewables was founded in 2014 and has a workforce of approximately 260. The company currently operates 17 organics-to-renewable energy facilities with an annual capacity of more than 440 GWh (1.5 Bcf) of RNG. Looking beyond 2024, Vanguard Renewables plans to commission over 100 RNG projects by the end of 2028.

In July 2022, Vanguard Renewables was acquired by BlackRock, through a fund managed by its Diversified Infrastructure business (“BlackRock”). BlackRock has partnered with Vanguard Renewables’ management team to build upon the company’s market-leading track record to drive the next phase of its growth to support the nationwide expansion of its anaerobic digester

PRESS RELEASE

projects from coast to coast. BlackRock will remain the majority shareholder of Vanguard Renewables.

“We are thrilled to welcome TotalEnergies as a strategic partner, building on our mission of developing farm-based organics-to-renewable natural gas projects across the United States. This collaboration validates Vanguard’s leadership position in the RNG space in the U.S. and brings together our expertise with TotalEnergies’ extensive experience in large-scale energy development, safety procedures, and global partnerships. These 10 RNG projects, jointly undertaken by TotalEnergies and Vanguard Renewables as co-investment partners, further reinforce our commitment and ability to deliver on our mission of harnessing the power of waste to decarbonize our planet,” stated Neil H. Smith, Chief Executive Officer at Vanguard Renewables.

TotalEnergies and Vanguard Renewables, a robust partnership

The joint-venture will benefit from the expertise of both companies:

▪	Thanks to its experienced teams and development platform, Vanguard Renewables will contribute to the JV its ready-to-build projects at scale. It will also manage feedstock supply, the assets, operations, and renewable natural gas sales.

▪	Leveraging its strong position in the European market, especially in France and Poland, TotalEnergies will bring to the JV its industrial expertise, providing technical support on the design and engineering of the facilities, and on the plant’s operational performance.

TotalEnergies and Vanguard Renewables will market the RNG through long-term purchase agreements with buyers actively engaged in decarbonization of their industrial processes.

“This exciting partnership brings together TotalEnergies’ global experience in scaling and operating renewable gas assets with Vanguard Renewables’ market-leading position in the United States, extensive operational history and customer relationships, and robust project portfolio. With TotalEnergies as a strategic partner, Vanguard Renewables will be positioned to achieve even stronger growth and continued success”, said Doug Vaccari, Managing Director, Diversified Infrastructure, BlackRock.

Transforming food waste and decarbonizing the production of major US brands

The first 10 projects are based on a model of waste materials recovery from the food and beverage industries, supplemented with dairy manure from dairy farms. The anaerobic digesters will be built on the dairy farms themselves, which will then recover and manage the digestate (a byproduct of the anaerobic digestion process) as a low-carbon and nutrient dense fertilizer.

To feed its digesters, Vanguard Renewables has established a major network of leading food industry brands across the US and the groundbreaking Farm Powered Strategic Alliance,

PRESS RELEASE

which gives Alliance members preferred access to recycle their organic waste generated from manufacturing or retail activities and the potential opportunity to purchase the renewable energy generated at a Vanguard Renewables’ facility. The Alliance’s members include multinational corporations across several verticals, including leading food, beverage, and pharmaceutical manufacturers.

In anticipation of the Company’s growing portfolio of anaerobic digesters Vanguard Renewables has expanded its food and beverage diversion services and its organics solutions team to provide service throughout the contiguous United States.

The transaction completion is subject to customary conditions precedent.

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About Vanguard Renewables

Vanguard Renewables, based in Weston, Massachusetts, is a national leader in developing food and dairy waste-to-renewable energy projects. The Company owns and operates on-farm anaerobic digester facilities in the northeast and currently operates manure-only digesters in the south and west for Dominion Energy. Vanguard Renewables plans to expand nationwide to more than 100 anaerobic digestion facilities by 2028. Vanguard Renewables is committed to advancing decarbonization by reducing greenhouse gas emissions from farms and food waste, generating renewable energy, and supporting regenerative agriculture on partner farms via Farm Powered® anaerobic digestion. Vanguard Renewables is a portfolio company of funds managed by BlackRock.

To learn more visit vanguardrenewables.com

TotalEnergies and biogas

TotalEnergies is a leading company in the European biogas segment with production capacity of 1.1 TWh. The Company aims to become a major player in this segment across several key markets, particularly in Europe and the United States by joining forces with leading partners such as Clean Energy and Veolia, to reach its objective of producing 10 TWh of biomethane by 2030. It is active across the entire value chain, from project development to marketing of this renewable gas and its byproducts, including biofertilizers and bioCO2.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

PRESS RELEASE

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

Vanguard Renewables Contact
Billy Kepner

+1 (607) 331-9806

bkepner@vanguardrenewables.com

BlackRock Contact

Christopher Beattie

+1 (646) 231-8518

christopher.beattie@blackrock.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).